

November 25, 2013

<u>Via E-mail</u>
Mr. Donald Massaro
President and Chief Executive Officer
Rainmaker Systems, Inc.
900 East Hamilton Ave.
Campbell, CA 95008

   RE: **Rainmaker Systems, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed April 1, 2013
      File No. 0-28009

Dear Mr. Massaro:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

Goodwill and Other Intangible Assets, page 8

1. We note that due to continued losses you performed an impairment evaluation of your goodwill as of September 30, 2013 and no impairment was noted. Please provide us with the significant assumptions used in your impairment analysis. We note from your disclosure on page 24 that net revenues have decreased due to the elimination of non-strategic client programs and loss of clients through acquisition or contract termination, the reduction of GrowCommerce platform volume, and lower ViewCentral Learning Management System revenue.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Mr. Donald Massaro
Rainmaker Systems, Inc.
November 25, 2013
Page 2

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief